# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SWISS HELVETIA FUND, INC., CIK 0000813623
CUSIP: 870875101
Title of class of securities: Cl-EndFund Eq 4
Address of issuer's principal executive offices: C/O U.S. BANK GLOBAL FUND SERVICES, 615 EAST MICHIGAN STREET, MILWAUKEE, Wisconsin (WI), 53202
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001207017

## Reporting persons
- Lazard Asset Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 740,508; shared voting power 0; sole dispositive power 744,544; shared dispositive power 0; aggregate amount beneficially owned 744,544 (5.73% of the class)

## Item 1. Issuer
Name of issuer: SWISS HELVETIA FUND, INC.
Address of issuer's principal executive offices: C/O U.S. BANK GLOBAL FUND SERVICES 615 EAST MICHIGAN STREET MILWAUKEE WI 53202

## Item 2. Person Filing
Name of person filing: Lazard Asset Management LLC
Address of principal business office or, if none, residence: 30 Rockefeller Plaza New York NY 10112
Citizenship: Delaware Limited Liability Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 744544
Percent of class: 5.73
Sole power to vote or to direct the vote: 740508
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 744544
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Lazard Asset Management LLC: Nargis Hilal, Chief Compliance Officer and Counsel (11/13/2024)